BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, the risk rating agency S&P Global Ratings downgraded BRF's credit rating on a global corporate scale from "BB" to "BB-" and on a national scale from "brAAA" to "brAA+". The outlook for both ratings remains stable.

The company reiterates that it continues to act with discipline in optimizing its capital structure, reducing its leverage ratio and sustaining a prudent liquidity position.

São Paulo, December 15th, 2022

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A